Exhibit T3A.77

State of De1aware
Secretary of State
Division of Corporations
Delivered 07:33 PM 07/02/2003
FILED 05:26 PM 07/02/2003
SRV 030439328 — 3677793 FILE

CERTIFICATE OF FORMATION OF

UR of Tilton NH, LLC

ARTICLE I

NAME

The name of the Limited Liability Company is UR of Tilton NH, LLC (the “LLC”).

ARTICLE II

REGISTERED OFFICE AND REGISTERED AGENT

The address of the registered office of the LLC in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, City of Wilmington, County of New Castle, State of Delaware 19801.  The name of the registered agent at that address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned authorized person, George W. Herz II, has executed this Certificate of Formation of UR of Tilton NH, LLC this 2nd day of July, 2003 in accordance with the Delaware Limited Liability Company Act (6 Del. C. §18-101, et seq.).

 /s/ George W. Herz II
George W. Herz II
Sr. Vice President, General Counsel  & Secretary